Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Brickell Biotech, Inc. for the registration of up to $75,000,000 of its common stock, preferred stock, debt securities, warrants or units and to the incorporation by reference therein of our report dated July 2, 2019, except for the merger described in Note 1 and Note 13, as to which the date is February 10, 2020, with respect to the consolidated financial statements of Brickell Biotech, Inc., included in Brickell Biotech Inc.’s Current Report on Form 8-K dated February 10, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado
February 10, 2020